Exhibit 16.1

Lawrence Scharfman & Co. CPA P.A.

May 18, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Freedom Environmental Services, Inc.

Dear Sirs:

We have read the statements included under Item 4.01 of Form 8-K dated as of May 13, 2009 of Freedom Environmental Services, Inc. (the “Company”) to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal. We cannot confirm or deny that the appointment of Tarvaran, Askelson & Company, LLP was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Yours truly,

Lawrence Scharfman & Co. CPA P.A.

/s/ Lawrence Scharfman
Lawrence Scharfman